Mail Stop 4561

May 6, 2008

VIA USMAIL and FAX (201) 843-2198

Mr. Joseph Macnow
Chief Financial Officer
Alexander's Inc.
210 Route 4 East
Paramus, New Jersey 07652

      **Re:    Alexander's Inc.**
             **Form 10-K for the year ended December 31, 2007**
             **Filed on February 25, 2008**
             **File No. 001-6064**

Dear Mr. Joseph Macnow:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Van Doorn
                    Senior Assistant Chief Accountant